As filed with the Securities and Exchange Commission on June 25, 2001
Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SANGSTAT MEDICAL CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

94-3076-069
(I.R.S. Employer Identification No.)

__________________________

6300 Dumbarton Circle
Fremont, California 94555
(510) 789-4300
(Address and telephone number of Registrant's principal executive offices)

Carole L. Nuechterlein, Esq.
SangStat Medical Corporation
6300 Dumbarton Circle
Fremont, California   94555
(510) 789-4300
(Name, address and telephone number of agent for service)

___________________________

Copy to:
Paul Johnson, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Dr., Ste. 1600
San Diego, CA   92121

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title Of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common Shares, par value $.001, of SangStat Medical Corporation	1,363,635	$13.77	$18,777,254	$4,694

  Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the high and low sales price of our common stock on the Nasdaq National Market as of June 21, 2001.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 25, 2001

PROSPECTUS

SANGSTAT MEDICAL CORPORATION

1,363,635 COMMON SHARES

This prospectus relates to 1,363,635 shares of the common stock of SangStat Medical Corporation, which may be sold by the Selling Stockholders from time to time. We will not receive any of the proceeds from the sale of these shares.

Our common shares are traded on the Nasdaq under the symbol "SANG". On June 21, 2001, the closing sale price per share, as reported by the Nasdaq, was $14.02.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 2 of this prospectus before making a decision to purchase our stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is June 25, 2001.

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE ISSUER

SangStat is a biotechnology company that discovers, develops and markets therapeutic products in the transplantation, immunology and hematology/oncology areas. Since 1988, we have been dedicated to improving the outcome of organ and bone marrow transplantation through the development and marketing of products to address all phases of transplantation in the worldwide market. We are currently organized into one business segment - Pharmaceutical Products, which consists of five marketed products, three principal product candidates and additional product candidates in various stages of research and development. Prior to April 2001, we operated a second business segment - Transplantation Services, which consisted of The Transplant Pharmacy® ("TTP"). TTP provided mail order distribution of drugs and transplant patient management services and was sold in April 2001. We are headquartered in Fremont, California and our principal executive offices are located at 6300 Dumbarton Circle, Fremont, California 94555. Our telephone number is (510) 789-4300.

RISK FACTORS

You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face.

We have a history of operating losses and our future profitability is uncertain. We were incorporated in 1988 and have experienced significant operating losses since that date. As of March 31, 2001, our accumulated deficit was $184,108,000. Our operating expenses from continuing operations have increased from approximately $50.1 million to $74.0 million to $103.2 million over the three year period ended December 31, 2000, and were approximately $22.2 million for the three months ended March 31, 2001. Total revenues from continuing operations have increased from approximately $11.3 million to $44.3 million to $63.1 million over the three year period ended December 31, 2000, and were approximately $20.3 million for the three months ended March 31, 2001, while losses from continuing operations have decreased from approximately $38.8 million to $29.7 million and increased to $40.0 million over the three year period ended December 31, 2000, and were approximately $5.7 million for the three months ended March 31, 2001. We cannot guarantee that we will ever achieve significant revenues from product sales or that we will achieve profitable operations. To date, our product revenues have been primarily derived from sales of Thymoglobulin®, Lymphoglobuline®, and Gengraf®.

We may need to raise additional funds within the next 12 months and may not be able to secure adequate funds on terms acceptable to us. Within the next twelve months, we may need to raise additional funds through financing and collaborative research and development arrangements with corporate partners. We may not be able to raise funds on favorable terms, if at all, and our discussions with potential collaborative partners may not result in any agreements. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain technologies, product candidates or products that we would not otherwise relinquish. To raise funds, we may also be required to sell shares of our common stock, which may be at prices below the price at which you may have purchased shares. Such sales would also cause a dilution of your percent ownership of SangStat.

Our future growth depends on sales of key products. We expect to derive most of our future revenues from sales of Thymoglobulin, Lymphoglobuline, and Gengraf. We have limited experience selling our products in the US. Our sales of Thymoglobulin began in the US in February 1999. We began distributing Gengraf in May 2000. We are marketing Gengraf in the US under a co-promotion agreement with Abbott Laboratories. We cannot guarantee that Abbott will be able to effectively market Gengraf, and its failure to do so may adversely impact sales of these products.

Any factor adversely affecting the sales of Thymoglobulin, Lymphoglobuline, and Gengraf individually or together, or regulatory approval of our cyclosporine capsule product would harm our business and results of operations. The following factors could adversely affect the sale or approval of these products:

  the timing of regulatory approval and market entry relative to competitive products;
  the availability of alternative therapies;
  perceived clinical benefits and risks;
  the price of our products relative to alternative therapies;
  manufacturing or supply interruptions;
  competitive changes;
  regulatory issues;
  ease of use;
  changes in the prescribing practices of transplant physicians;
  the availability of third-party reimbursement; or
  product liability claims.

In particular, with respect to Gengraf, sales may be affected by the following:

  perceptions of both patients and physicians regarding use of a generic version of a critical, life-saving therapeutic;
  perception of bioequivalence;
  other generic competitors;
  number of contracts with managed care providers and group purchasing organizations;
  our recall of SangCya® Oral Solution in July 2000;
  intense competitive pressure from Novartis; and
  Novartis' litigation with Abbott.

We may not be able to manufacture or obtain sufficient quantities of our products, which could lead to product shortages and harm our business. Our manufacturing facility in Lyon must meet FDA standards of Good Manufacturing Practices and other regulatory guidelines. The FDA and other regulatory authorities inspect our manufacturing facility to ensure that it meets regulatory standards. If the FDA believes that we are not complying with its guidelines, it can issue a warning letter or prevent the import of Thymoglobulin into the US, which would reduce our revenues. In addition, Thymoglobulin and Lymphoglobuline are biological products, which are more difficult to manufacture than chemical compounds. We acquired the IMTIX division of Aventis in 1998, including certain manufacturing capabilities with respect to Thymoglobulin and Lymphoglobuline. Before the acquisition, certain batches of Thymoglobulin did not meet manufacturing specifications, resulting in a shortage of Thymoglobulin for commercial sale. We still rely on Aventis for certain important manufacturing services, including quality assurance, quality control, and lyophilization, a step in the manufacturing process which involves removing the water from the product, similar to freeze-drying. Aventis may not continue to effectively and continuously provide us these critical manufacturing services. In addition, we may experience manufacturing difficulties with respect to Thymoglobulin or Lymphoglobuline in the future that may impair our ability to deliver products to our customers, which could reduce our revenues and harm our business.

If our products do not receive regulatory approvals, or if we do not otherwise comply with government regulations, our business would be harmed. Our research, preclinical development, clinical trials, manufacturing, marketing and distribution of our products in the US and other countries are subject to extensive regulation by numerous governmental authorities including, but not limited to, the FDA. In order to obtain regulatory approval of a drug product, we must demonstrate to regulatory agencies, among other things, that the product is safe and effective for its intended uses and that the manufacturing facilities are in compliance with Good Manufacturing Practices requirements. The process of obtaining FDA and other required regulatory approvals is lengthy and will require the expenditure of substantial resources, and we do not know if we will obtain the necessary approvals for our product candidates. Moreover, for our approved products, the marketing, distribution and manufacture of our products remains subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of SangStat and our employees.

Our reliance on third parties for manufacturing may delay product approval or once approved, result in a product shortage, which would reduce our revenues. Except for Thymoglobulin and Lymphoglobuline, third parties manufacture all of our products and product candidates. There are three main risks associated with using third parties for manufacturing:

  The manufacturer may not pass a pre-approval inspection, or once approved, may not continue to manufacture to FDA's and other regulatory authorities' standards.
  The manufacturer may not deliver adequate supplies of a sufficiently high quality product in the time-line that we need to meet our clinical time-lines or to meet product demand.
  We may not be able to obtain commercial quantities of a product at an economically viable price.

In addition, we may not be able to enter into commercial scale manufacturing contracts on a timely or commercially reasonable basis, or at all, for our product candidates. Abgenix, from whom we have licensed ABX-CBL, remains responsible for entering into and maintaining the manufacturing agreement with a third party for the manufacturing of this product candidate. For some of our potential products, we will need to develop our production technologies further for use on a larger scale to conduct human clinical trials and produce such products for sale at an acceptable cost.

If our manufacturers fail to perform their obligations effectively and on a timely basis, these failures may delay clinical development or submission of products for regulatory approval, or once a product is approved, result in product shortages, any of which would impair our competitive position either because of the delays or because of a loss of revenues. Additionally, because our products can only be manufactured in facilities approved by the applicable regulatory authorities, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our manufacturers are unable to manufacture their products.

A change in marketing strategy and a delay in product approval have created excess perishable inventories that may result in significant reductions in our future gross margins. We have significant amounts of bulk cyclosporine active ingredient inventory that we are not using to manufacture finished product in the amount anticipated. This inventory was originally purchased for use in cyclosporine finished products to be sold in the US and Europe. However, since we are now distributing Gengraf in the US and we have withdrawn SangCya Oral Solution from the US market, we are dependent on the European market to use this inventory. Although we plan to obtain marketing approval for a cyclosporine capsule product in Europe, the inherent uncertainty of the approval process makes it very difficult to forecast a launch date for this product. We currently expect approval of a cyclosporine capsule product in the UK in 2002. If the approval and product launch are delayed, we may not be able to convert all the inventory into finished product and sell it before its expiration date. As a result, we could write off portions of our bulk active ingredient in the future, which could significantly reduce the gross margin reported for that future period.

If we do not develop and market new products, our business will be harmed. To achieve profitable operations, we must successfully develop, obtain regulatory approval for, manufacture, introduce and market new products and product candidates. We may not be able to successfully do this. Our product candidates will require extensive development and testing, as well as regulatory approval before marketing to the public. Our cyclosporine capsule product candidate in Europe has been delayed and we do not anticipate having approval of a cyclosporine capsule product in Europe until 2002. In addition, cost overruns and product approval delays could occur due to the following:

  unanticipated regulatory delays or demands;
  unexpected adverse side effects; or
  insufficient therapeutic efficacy.

These events would prevent or substantially slow down the development effort and ultimately would harm our business. Furthermore, there can be no assurance that our product candidates under development will be safe, effective or capable of being manufactured in commercial quantities at an economical cost, or that our products will not infringe the proprietary rights of others or will be accepted in the marketplace.

Our recall of SangCya Oral Solution in the US in July 2000 could result in an FDA investigation and negative marketing by our competitors. We recalled all lots of SangCya Oral Solution from the US wholesalers in July 2000 and at the same time announced its withdrawal from the US market. In addition to the loss of anticipated SangCya Oral Solution revenues, the FDA may conduct an investigation into the circumstances that led to the SangCya Oral Solution recall. Responding to an FDA investigation could be costly, time consuming, and may distract senior management from other tasks. Negative marketing may reduce sales of Gengraf or Thymoglobulin as competitors attempt to use the recall in marketing against our products and us. The FDA or other regulatory authorities may review our future drug approval applications more carefully, which may result in slower approval times. If approvals are delayed, revenues from these products would also be delayed.

Our business exposes us to the risk of product liability claims for which we may not be adequately insured. We face an inherent business risk of exposure to product liability claims in the event that the use of our products results in adverse effects during research, clinical development or commercial use. We cannot guarantee we will avoid significant product liability exposure. Our product liability insurance coverage is currently limited to $25 million, which may not be adequate to cover potential liability exposures. Moreover, we cannot assure you that adequate insurance coverage will be available at an acceptable cost, if at all, or that a product liability claim would not harm our results of operations.

Our inability to attract or retain key personnel could negatively affect our business. Our ability to develop our business depends in part upon our attracting and retaining qualified management and scientific personnel. As the number of qualified personnel is limited, competition for such personnel is intense. We cannot assure you that we will be able to continue to attract or retain such people. The loss of our key personnel or the failure to recruit additional key personnel could significantly impede attainment of our objectives and harm our financial condition and results of operations.

Failure to Convert The Transplant Pharmacy's Accounts Receivable and Inventory to Cash may result in a loss recognition. We closed the sale of The Transplant Pharmacy, or TTP, our mail order pharmacy business, on April 20, 2001. We have approximately $4 million in accounts receivable and $1 million in inventory that we expect to convert to cash. If we are unable to return all of the inventory or if we have difficulties collecting accounts receivable, we may have to recognize a loss.

Our litigation with Novartis may be resolved adversely and will be a drain on time and resources. While we have settled our patent litigation with Novartis regarding SangCya Oral Solution, we are involved in litigation with Novartis in the US and the UK, which could potentially harm sales of Gengraf in the US (due to the US regulatory litigation which would impact the labeling for all generic cyclosporine products), and SangCya Oral Solution and our cyclosporine capsule product candidates in Europe. The course of litigation is inherently uncertain and we may not achieve a favorable outcome. The litigation, whether or not resolved favorably to us, is likely to be expensive, lengthy and time consuming, and divert management's attention.

Novartis' patent lawsuit against Abbott with respect to Gengraf may be resolved adversely. Novartis sued Abbott in August 2000 claiming that Gengraf infringes certain Novartis patents. Novartis' complaint includes a plea for injunctive relief to prevent the sale of Gengraf in the US. The course of litigation is inherently uncertain: Novartis may choose to name us in this suit, Abbott may not prevail, or Abbott may choose to settle on terms adverse to our interests. Should we be named in this suit, we may incur expenses before reimbursement, if any, by Abbott who is obligated under our agreement to indemnify us against such suits. Should Novartis succeed in obtaining a preliminary or permanent injunction, Gengraf may be temporarily or permanently removed from the market. If Abbott or we were forced to remove Gengraf from the market before our co-promotion agreement with Abbott expires on December 31, 2004, our revenues would be decreased materially.

Our future success depends on our ability to successfully manage growth. We continue to expand our operations, which places a strain upon our management, systems and resources. Our ability to compete effectively and to manage future growth, if any, will require us to continue to, on a timely basis, improve our financial and management controls, reporting systems and procedures and expand, train and manage an increasing number of employees. Our failure to do so would harm our results of operations.

Failure to protect our intellectual property will adversely affect our business. Our success depends in part on our ability to obtain and enforce patent protection for our products and to preserve our trade secrets. We hold patents and pending patent applications in the US and abroad. Some of our patents involve specific claims and thus do not provide broad coverage. There can be no assurance that our patent applications or any claims of these patent applications will be allowed, be valid or enforceable. These patents or claims of these patents may not provide us with competitive advantages for our products. Our competitors may successfully challenge or circumvent our issued patents and any patents issued under our pending patent applications. We have not conducted extensive patent and art searches with respect to our product candidates and technologies, and we do not know if third-party patents or patent applications exist or filed in the US, Europe or other countries. This would have an adverse effect on our ability to market our products. We do not know if claims in our patent applications would be allowed, be valid or enforceable, or that any of our products would not infringe on others' patents or proprietary rights in the US or abroad. We also have patent licenses from third parties whose patents and patent applications are subject to the same risks as ours.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees and consultants. We cannot guarantee these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known or independently developed by competitors.

We have registered or applied for trademark registration of the names of all of our marketed products and plan to register the names of our products under development once a name has been selected for the product candidate. We have registered or applied for trademark registration of the names of most of our products under development or commercialized for research and development use. However, these trademark registrations may not be granted to us or may be challenged by competitors.

We face substantial competition, which could adversely affect our revenues and results of operations. The drugs we develop compete with existing and new drugs being created by pharmaceutical, biopharmaceutical, biotechnology companies and universities. Many of these entities have significantly greater research and development capabilities, as well as substantial marketing, manufacturing, financial and managerial resources and represent significant competition. The principal factors upon which our products compete are product utility, therapeutic benefits, ease of use, effectiveness, marketing, distribution and price. With respect to our products, we are competing against large companies that have significantly greater financial resources and established marketing and distribution channels for competing products.

The drug industry is intensely price competitive and we expect we will face this and other forms of competition. Developments by others may render our products or technologies obsolete or noncompetitive, and we may not be able to keep pace with technological developments. Many of our competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for products that compete with our own. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective and less costly. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical trials of pharmaceutical products and obtaining regulatory approvals of such products. Accordingly, our competitors may succeed in commercializing products more rapidly than we can.

Other treatments for the problems associated with transplantation that our products seek to address are currently available and under development. To the extent these products address the problems associated with transplantation on which we have focused, they may represent significant competition.

We depend on collaborative relationships and any failure by our strategic partners to perform could adversely affect our competitive position. We have a number of strategic relationships for the development and distribution of our products. In particular, we have entered into a multi- year co-promotion, distribution and research agreement for Gengraf in the US with Abbott. We are dependent upon Abbott for certain regulatory, manufacturing, marketing, and sales activities under the agreement. Abbott may not perform satisfactorily and any such failure may impair our ability to deliver products on a timely basis, or otherwise impair our competitive position, which would harm our business. We have also entered into a Co-Development, Supply and License Agreement with Abgenix, Inc. with respect to the development, marketing and sale of ABX-CBL. We are dependent upon Abgenix for certain development and manufacturing activities under the agreement. Abgenix may not perform satisfactorily and any such failure may delay regulatory approval, product launch, impair our ability to deliver products on a timely basis, or otherwise impair our competitive position, which would harm our business. We may enter into additional collaborative relationships with corporate and other partners to develop and commercialize certain of our potential products. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future, that such collaborations will be available to us on acceptable terms or that any such relationships, if established, will be scientifically or commercially successful.

Fluctuations in quarterly and annual operating results may adversely affect our stock price. Our quarterly and annual operating results may fluctuate due to a variety of factors. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock. Our operating losses have been substantial each year since inception. We also expect losses to continue in the near future as a result of a number of factors, including:

  the uncertainty in the timing and the amount of revenue we earn upon product sales;
  our achievement of research and development milestones;
  our funding obligations under collaborative research agreements; and
  expenses we incur for product development, clinical trials and marketing and sales activities.

Our operating results may also fluctuate significantly as a result of other factors, including:

  the introduction of new products by our competition;
  regulatory actions;
  market acceptance of our products;
  manufacturing capabilities;
  cost of litigation; and
  third-party reimbursement policies.

Fluctuations in our operating results have affected our stock price in the past and are likely to continue to do so in the future. In particular, the realization of any of the risks described in this prospectus could have a significant and adverse impact on the market price for our stock.

Our stock price as well as the stock prices for competitors in our industry has historically been volatile. The market prices for securities of pharmaceutical and biotechnology companies, including ours, are highly volatile. The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price for our common stock may fluctuate as a result of factors such as:

  announcements of new therapeutic products by us or our competitors;
  announcements regarding collaborative agreements;
  governmental regulations;
  clinical trial results;
  developments in patent or other proprietary rights;
  public concern as to the safety of drugs developed by us or others;
  comments made by securities analysts; and
  general market conditions.

The uncertainty of pharmaceutical pricing and reimbursement may negatively impact our results of operations. Our ability to successfully commercialize our products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. The pricing, availability of distribution channels and reimbursement status of newly approved healthcare products is highly uncertain and we cannot assure you that adequate third-party coverage will be available for us to maintain price levels sufficient for realization of an appropriate return on our investment in product development. In certain foreign markets, pricing or profitability of healthcare products is subject to government control. In the US, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, an increasing emphasis on managed care in the US has and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on our business, the announcement of such proposals or efforts could harm our ability to raise capital, and the adoption of such proposals or efforts could harm our results of operations. Further, to the extent that such proposals or efforts harm other pharmaceutical companies that are our prospective corporate partners, our ability to establish corporate collaborations may be adversely affected. In addition, third-party payers are increasingly challenging the prices charged for medical products and services. We do not know whether our products and product candidates, if approved, will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis.

Our use of hazardous materials could result in unexpected costs or liabilities. In connection with our research and development activities and operations, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We cannot assure you that we will not incur significant costs to comply with environmental and health and safety regulations. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and infectious biological specimens. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our ability to pay.

Our charter documents, stockholder rights plan and Delaware law may serve to deter a takeover. Certain provisions of our Certificate of Incorporation and our Bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock. Our board of directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, rights preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, we have adopted a stockholder rights plan. Under this plan we may issue a dividend to stockholders who hold rights to acquire our shares or, under certain circumstances, an acquiring corporation, at less than half their fair market value. The plan could have the effect of delaying, deferring or preventing a change in control. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include, among others, statements regarding:

  potential outcomes of our and Abbott's litigation with Novartis;
  our plans for marketing a cyclosporine capsule in Europe;
  the anticipated conversion into cash of inventory and accounts receivable following the sale of our division known as The Transplant Pharmacy;
  anticipated expenditures and timing related to FDA and foreign approval of our products; and
  anticipated potential strategic collaborations with others.

These statements are subject to risks and uncertainties, including those set forth in this Risk Factors section, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this prospectus are made as of the date hereof. We assume no obligation to update any such forward-looking statement or reason why actual results might differ except as required by the Securities Exchange Act of 1934, as amended.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly we must file reports and other information with the Securities and Exchange Commission. All reports and other information, filed with the SEC are available to you over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any documents we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C., or at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for more information about the SEC's public reference facilities. You also may find information about us at our website, http://www.sangstat.com.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act covering the shares offered here. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. Certain items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. You may read the contracts, agreements and other documents attached to the registration statement for a more complete description of the agreements, contracts and other documents.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. The documents we incorporate by reference into this prospectus are:

    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;
    Our Current Report on Form 8-K filed January 8, 2001;
    Our Current Report on Form 8-K filed February 27, 2001;
    Our Current Report on Form 8-K filed April 5, 2001;
    Our Current Report on Form 8-K filed April 23, 2001;
    Our Current Report on Form 8-K filed May 2, 2001;
    Our Current Report on Form 8-K filed May 4, 2001;
    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;
    Our Current Report on Form 8-K filed June 21, 2001;
    The description of our common stock contained in our registration statement on Form 8-B filed with the SEC on December 4, 1995; and
    Our Registration Statement on Form 8-A filed with the SEC on August 25, 1995.

We will furnish to you without charge, upon your request a copy of any of the documents incorporated in this prospectus and any statement in, or incorporated in, this prospectus by reference, other than the exhibits to those documents unless those exhibits are specifically incorporated by reference. For a copy of the documents you should contact SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555 (telephone number (510) 789-4300)), Attention: Carole L. Nuechterlein, Senior Vice President and General Counsel.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the proceeds of the sale of the shares. However, we will pay all reasonable costs and expenses incurred by us or the selling stockholders in connection with the registration of the shares under the Securities Act.

SELLING STOCKHOLDERS

This prospectus relates to the sale by the selling stockholders from time to time of up to 1,363,635 shares of our common stock. However, the selling stockholders are not obligated to, and may not sell any of the shares.

The table below sets forth certain information regarding the selling stockholders as of June 25, 2001. None of the selling stockholders has held any position or office with, been employed by, or otherwise had a material relationship with SangStat or any of its predecessors or affiliates.

The table below sets forth the names of the selling stockholders, the number of shares owned, directly and beneficially, by such stockholders, the number of shares being offered by the selling stockholders and the number of shares of our common stock the selling stockholders will hold after the offering.

Selling Stockholder	Shares Held Prior to the Offering	Percent Held prior to the Offering (1)	Shares Being Offered	Shares Remaining	Percent Held after the Offering (1)
Narragansett I, LP	170,000	*%	170,000	0	0%
Narragansett Offshore, Ltd.	330,000	1.6%	330,000	0	0%
Royal Bank of Canada	698,500	3.4%	330,000	368,500	1.8%
S.A.C. Capital Associates, LLC	660,500	3.2%	450,000	210,500	1.0%
Société Générale	83,635	*%	83,635	0	0%
Total:	1,942,635	9.3%	1,363,635	579,000	2.8%

* Less than 1%.

(1) Percentages are based on 20,849,995 shares outstanding as of the date of this prospectus.

This prospectus also covers any additional shares of common stock that may be issued or issuable by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution.

All the selling stockholders acquired the shares being sold in this offering from us on June 20, 2001 in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act. Shares not being offered by Royal Bank of Canada were acquired from us on December 29, 2000 and shares not being offered by S.A.C. Capital Associates, LLC were acquired from us on January 5, 2001 pursuant to a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act and were registered pursuant to Registration Statement No. 333-53720 on Form S-3.

PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered here. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling stockholders may sell the shares registered here in one or more of the following methods:

  cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker, dealer or underwriter as principal and resale by such broker, dealer or underwriter for its own account pursuant to this prospectus;
  "at the market" to or through market makers or into an existing market for the shares;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
  through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or
  any combination of the foregoing, or by any other legally available means.

The selling stockholders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling stockholder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling stockholder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

In connection with the sale of shares, underwriters may receive compensation from the selling stockholders, and, if acting as agent for the purchaser of such shares, from such purchaser, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling stockholders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling stockholders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholders and any other required information.

Under agreements which may be entered into by the selling stockholders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling stockholders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify in certain circumstances the selling stockholders and certain control and other persons related to the foregoing person against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares.

We will pay all reasonable costs and expenses incurred by us or the selling stockholders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling stockholders.

We agreed with the selling stockholders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

VALIDITY OF SHARES

Carole L. Nuechterlein, our Senior Vice President and General Counsel, will give a legal opinion concerning the validity of the shares.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

TABLE OF CONTENTS

Prospectus

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the shares registered under this registration statement:

Securities and Exchange Commission Registration Fee	$ 4,694
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	15,000
Miscellaneous	1,000
Total	$ 40,694

We will pay all such expenses. All amounts are estimated except the SEC registration fee.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Certificate of Incorporation and Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into Indemnification Agreements with its directors. We also have purchased and maintained insurance for its officers, directors, employees or agents against liabilities that an officer, a director, an employee or an agent may incur in his capacity as such.

Item 16. Exhibits
Exhibit Number	Description of Exhibit
4.1

Provisions of our Restated Certificate of Incorporation, dated as of June 2, 1995, that define the rights of securityholders (incorporated by reference to our registration statement on Form 8-B filed with the SEC on December 4, 1995, to which these provisions were attached as an exhibit).

4.2

Provisions of our Certificate of Designation for the Series A Junior Participating Preferred Stock, filed with the Delaware Secretary of State on August 16, 1995 (incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 14, 1995, to which these provisions were attached as an exhibit).

4.3	Provisions of our Restated Bylaws that define the rights of securityholders (incorporated by reference to Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).
4.4

Securities Purchase Agreement, dated as of June 20, 2001, among us and Narragansett I. LP, Narragansett Offshore, Ltd., Royal Bank of Canada, S.A.C. Capital Associates, LLC, and Société Générale (incorporated by reference to Exhibit 10.39 to our Current Report on Form 8-K, dated as of June 21, 2001).

4.5

Registration Rights Agreement, dated as of June 20, 2001, among us, Narragansett I. LP, Narragansett Offshore, Ltd., Royal Bank of Canada, and S.A.C. Capital Associates, LLC , and Société Générale (incorporated by reference to Exhibit 10.40 to our Current Report on Form 8-K, dated as of June 21, 2001).

5	Opinion of Carole L. Nuechterlein regarding the validity of the shares.
23.1	Independent Auditors' Consent.
23.2	Consent of Carole L. Nuechterlein. (Included in 5)
24	Powers of Attorney (included on signature page herein).

Item 17. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished by us pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of our employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SangStat Medical Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, California, on June 25, 2001.

SangStat Medical Corporation

By:	/s/ STEPHEN G. DANCE

Stephen G. Dance
Senior Vice President, Finance

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Jacques Bienaimé and Stephen G. Dance, and each of them individually (with full power to each of them to act alone), as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the SEC in connection with the registration of these securities of the registrant, including to sign this registration statement and any and all amendments (including post-effective amendments) thereto, and to file such registration statement and any and all such amendments or supplements, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, as of June 25, 2001.
Signature	Title
/s/ Jean-Jacques Bienaimé Jean-Jacques Bienaimé	Chairman of the Board of Directors, Chief Executive Officer, Director
/s/ Stephen G. Dance Stephen G. Dance, CPA, FCA	Senior Vice President, Finance (Principal Accounting Officer)
/s/ Fredric J. Feldman Fredric J. Feldman, Ph.D.	Director
/s/ Elizabeth Greetham Elizabeth Greetham	Director
/s/ Richard D. Murdock Richard D. Murdock	Director
/s/ Andrew Perlman Andrew Perlman, M.D., Ph.D.	Director
/s/ Vincent Worms Vincent Worms	Director

Index to the Exhibits
Exhibit Number	Description of Exhibit
4.1

Provisions of our Restated Certificate of Incorporation, dated as of June 2, 1995, that define the rights of securityholders (incorporated by reference to our registration statement on Form 8-B filed with the SEC on December 4, 1995, to which these provisions were attached as an exhibit).

4.2

Provisions of our Certificate of Designation for the Series A Junior Participating Preferred Stock, filed with the Delaware Secretary of State on August 16, 1995 (incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 14, 1995, to which these provisions were attached as an exhibit).

4.3	Provisions of our Restated Bylaws that define the rights of securityholders (incorporated by reference to Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).
4.4

Securities Purchase Agreement, dated as of June 20, 2001, among us and Narragansett I. LP, Narragansett Offshore, Ltd., Royal Bank of Canada, S.A.C. Capital Associates, LLC, and Société Générale (incorporated by reference to Exhibit 10.39 to our Current Report on Form 8-K, dated as of June 21, 2001).

4.5

Registration Rights Agreement, dated as of June 20, 2001, among us, Narragansett I. LP, Narragansett Offshore, Ltd., Royal Bank of Canada, and S.A.C. Capital Associates, LLC , and Société Générale (incorporated by reference to Exhibit 10.40 to our Current Report on Form 8-K, dated as of June 21, 2001).

5	Opinion of Carole L. Nuechterlein regarding the validity of the shares.
23.1	Independent Auditors' Consent.
23.2	Consent of Carole L. Nuechterlein. (Included in 5)
24	Powers of Attorney (included on signature page herein).